GALENA BIOPHARMA, INC.

2000 Crow Canyon Place, Suite 380

San Ramon, CA 94583

October 14, 2016

VIA EDGAR TRANSMISSION

Mr. Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Galena Biopharma, Inc. Registration Statement on Form S-3 File No. 333-213908

Dear Ms. Hayes:

On behalf of Galena Biopharma, Inc. (the “Company”), this letter will respond to your comment letter dated October 13, 2016 with respect to the above-referenced registration statement (the “Comment Letter”). Enclosed herewith for filing via Edgar is the Company’s Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”).

The following response corresponds to the numbered comments contained in the Comment Letter, as follows:

1.	Please update this section to incorporate by reference your Current Report on Form 8-K filed on October 6, 2016.

Response: The Company has revised the Registration Statement to incorporate the referenced Form 8-K.

*    *    *

On behalf of the Company, the undersigned hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

October 14, 2016

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (925) 498-7734 if you have any questions with respect to the responses contained in this letter or the Registration Statement.

Sincerely,

/s/ Thomas J. Knapp
Thomas J. Knapp Interim General Counsel and Corporate Secretary

cc:	Dr. Mark W. Schwartz, Ph.D.

Mr. John T. Burns